Exhibit 99.1

The table below specifies the date, amount and weighted average price per ADS purchased by Cascade Investment, L.L.C. (“Cascade”) during the past sixty days.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of ADSs purchased at each separate price.  All transactions were effected in the open market on the New York Stock Exchange or through Electronic Communication Networks.

Date of Purchase	Number of ADSs Purchased	Weighted Average Price Paid Per ADS ($)	Range of Price Paid ($)
3/2/2011	5,450	73.45	72.94	-	73.80
3/2/2011	4,550	74.9925	74.98	-	74.9950
3/3/2011	2,760	75.6888	75.10	-	75.99
3/3/2011	5,990	76.2524	76.1150	-	76.39
3/4/2011	9,200	75.6971	75.14	-	76.12
3/4/2011	800	76.4644	76.16	-	76.75
3/7/2011	67,300	74.78	74.30	-	75.28
3/7/2011	600	75.52	75.35	-	75.71